UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q
☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For the period ended May 31, 2008.
☐	Transition Report on Form 10-K.
☐	Transition Report on Form 20-F.
☐	Transition Report on Form 11-K.
☐	Transition Report on Form 10-Q.
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

PAW SPA, INC.
Full Name of Registrant

333-147755	704000108
SEC FILE NUMBER	CUSIP NUMBER

1921 Denver West Court
Suite 2022
Golden, Colorado 80401
Address of principal executive office, including zip.

PART II - RULES 12B-25 and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed.

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report of Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountants statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

Auditors were unable to complete their review of the audited financial statements.

PART IV - OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification.

Edd Cockerill (303) 278-0207

2.

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify reports.

Yes ☒	No ☐

3.

Is its anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐	No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Paw Spa Inc. has caused this notification to signed on its behalf by the undersigned hereunto duly authorized, on this 15th day of July, 2008.

PAW SPA, INC.

BY: EDD COCKERILL
Edd Cockerill
President, Principal Executive Officer, Treasurer, Principal Financial Officer, Principal Accounting Officer and member of the Board of Directors